EXHIBIT 99.1

Centerra Gold Reports Fourth Quarter and Full Year 2023 Results; Second Consecutive Quarter of Strong Cash Flow from Operating Activities; Over $600 Million in Cash and Cash Equivalents

All figures are in United States dollars. All production figures reflect payable metal quantities and are on a 100% basis, unless otherwise stated. For references denoted with NG, refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release for a description of these measures.

TORONTO, Feb. 22, 2024 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its fourth quarter and full year 2023 operating and financial results.

President and CEO, Paul Tomory, commented, “Centerra delivered a strong finish to 2023, producing 350,317 ounces of gold and 61.9 million pounds of copper in the full year, with Mount Milligan achieving the highest mill throughput since the start of operations in August 2013. We met our revised 2023 production and cost guidance, and ended the year with robust cash and cash equivalents of over $600 million. The fourth quarter of 2023 was our second consecutive quarter of significant free cash flow, spearheaded by the re-start at Öksüt in June 2023. In 2024, we expect to produce between 370,000 and 410,000 ounces of gold, which the midpoint is 11% higher than last year’s production, and copper production is expected to be between 55 and 65 million pounds. We are well-positioned for a strong 2024 as we continue to deliver on our strategic plan and maximize the value of the assets in our portfolio.”

Fourth Quarter 2023 Highlights

Operations

  Production: Fourth quarter 2023 consolidated gold production of 129,259 ounces, including production of 40,503 ounces of gold from the Mount Milligan Mine (“Mount Milligan”) and 88,756 ounces of gold from the Öksüt Mine (“Öksüt”). Copper production in the quarter was 19.7 million pounds.
  Sales: Fourth quarter 2023 gold sales of 130,281 ounces at an average realized gold priceNG of $1,846 per ounce and copper sales of 16.6 million pounds at an average realized copper priceNG of $3.00 per pound. The average realized gold and copper prices include the impact from the Mount Milligan streaming agreement.
  Costs: Consolidated gold production costs were $595 per ounce and all-in sustaining costs (“AISC”) on by-product basisNG were $831 per ounce for the quarter.
  Capital expendituresNG: Fourth quarter 2023 additions to property, plant, equipment (“PPE”) and sustaining capital expendituresNG were $67.9 million and $34.5 million, respectively. Sustaining capital expendituresNG in the fourth quarter 2023 primarily included construction of a water pumping system at Mount Milligan, and deferred stripping and heap leach expansion at Öksüt.

Financial

  Net earnings: Fourth quarter 2023 net loss of $28.8 million or a loss of $0.13 per share and adjusted net earningsNG of $61.2 million or $0.28 per share. Main adjustments include $50.0 million of reclamation provision revaluation expense and $34.1 million of impairment loss relating to the Kemess Project and Berg property. For additional adjustments refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release.
  Free cash flowNG: In the fourth quarter 2023, cash provided by operating activities was $145.4 million and free cash flowNG was $111.0 million. This includes $144.3 million of cash provided by mine operations and $127.9 million of free cash flow at Öksüt.
  Cash and cash equivalents: Total liquidity of $1,011.0 million, representing a cash balance of $612.9 million and $398.1 million available under a corporate credit facility as at December 31,2023.
  Dividend: Quarterly dividend declared of C$0.07 per common share.

Other

  Share buybacks: Under Centerra’s Normal Course Issuer Bid (“NCIB”) program, the Company repurchased and cancelled 361,500 common shares in the fourth quarter 2023, for the total consideration of $2.1 million.
  Corporate development updates: In the fourth quarter 2023, Centerra received a milestone payment of $25 million from a subsidiary of the Orion Mine Finance Group in relation to the sale of its 50% interest in the Greenstone Gold Mines Partnership (“Greenstone Project”) in 2021.

Full Year 2023 Highlights

Operations

  Production: Full year 2023 consolidated gold production was 350,317 ounces, achieving the mid-point of the 2023 gold production guidance range, including production of 154,391 ounces of gold from Mount Milligan and 195,926 ounces of gold from Öksüt. Copper production for the full year was 61.9 million pounds, in line with the 2023 copper production guidance range.
  Sales: Full year 2023 gold sales of 348,399 ounces at an average realized gold price of $1,718 per ounce and copper sales of 60.1 million pounds at an average realized copper price of $3.01 per pound.
  Costs: Full year 2023 consolidated gold production costs were $733 per ounce and AISC on by-product basisNG were $1,013 per ounce, in line with the 2023 gold production cost and AISC on by-product basisNG guidance ranges.
  Capital expendituresNG: Full year 2023 additions to property, plant, equipment (“PPE”) and sustaining capital expendituresNG were $121.7 million and $83.5 million, respectively. Sustaining capital expendituresNG for the full year were below the 2023 guidance range as a result of lower capitalization to the tailings storage facility (“TSF”) at Mount Milligan and the deferral of some capital spending to 2024.
  2024 Guidance: As published on February 14, 2024, Centerra’s 2024 consolidated gold production guidance is between 370,000 and 410,000 ounces, an 11% increase from the midpoint of guidance over last year’s production, and copper production guidance is between 55 and 65 million pounds of copper. 2024 consolidated gold production cost guidance is between $800 and $900 per ounce and consolidated AISC on a by-product basisNG guidance is between $1,075 and $1,175 per ounce.

Financial

  Net earnings: Full year 2023 net loss of $81.3 million or a loss of $0.37 per share and adjusted net earningsNG of $10.5 million or $0.05 per share. Main adjustments include $34.2 million of reclamation provision revaluation recovery, $34.1 million of impairment loss relating to the Kemess Project and Berg property, $19.7 million of income tax expense resulting from the effect of foreign exchange rate changes on monetary assets and liabilities in the determination of taxable income related to Öksüt and Mount Milligan as well as a one-time income tax levied on taxpayers eligible to claim Turkish Investment Incentive Certificate benefits in 2022. For additional adjustments refer to the “Non-GAAP and Other Financial Measures” disclosure at the end of this news release.
  Free cash flowNG: Full year 2023 cash provided by operating activities of $245.6 million and free cash flowNG of $160.2 million.

Other

  Share buybacks: During the year-ended December 31, 2023, Centerra repurchased and cancelled 3,475,800 common shares for a total consideration of $20.4 million under its NCIB program.
  Öksüt: On May 31, 2023, the Turkish Ministry of Environment, Urbanization and Climate Change approved an amended Environmental Impact Assessment for Öksüt and the Company resumed full operations at the mine on June 5, 2023.
  Corporate credit facility: In September 2023, the Company announced the extension of its $400 million revolving credit facility, which is currently undrawn, with a renewed four-year term maturing on September 8, 2027.
  Strategic plan: In September 2023, Centerra announced its strategic plan for each asset in the Company’s portfolio along with its approach to capital allocation. The strategic plan identifies the opportunities at each asset that will maximize the value and drive future growth for the Company. In conjunction with the execution of the strategic plan, Centerra developed a capital allocation strategy that is currently focused on returning capital to shareholders through dividends and share buybacks, investing in internal projects and exploration within the current portfolio, and evaluating external opportunities for growth.
  Renewal of NCIB: In November 2023, Centerra renewed its NCIB to purchase for cancellation up to an aggregate of 18,293,896 common shares in the capital of the Company (“Common Shares”), representing 10% of the public float.

Highlights Subsequent to Year End 2023

  Mount Milligan mine life extension and additional agreement with Royal Gold: Centerra announced an additional agreement with Royal Gold related to Mount Milligan, which resulted in a life of mine extension to 2035, and established favourable parameters for potential future mine life extensions. This is a key first step in the Company’s strategy to realize the full potential of this cornerstone asset in a top-tier mining jurisdiction. For additional details, please refer to the announcement entitled “Centerra Gold Announces Mount Milligan Mine Life Extension and Additional Agreement with Royal Gold”, issued on February 14, 2024.

Table 1 - Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended December 31,			Years ended December 31,
	2023	2022	% Change	2023	2022	% Change
Financial Highlights
Revenue	340.0	208.3	63%	1,094.9	850.2	29%
Production costs	161.3	158.1	2%	706.0	574.6	23%
Depreciation, depletion, and amortization ("DDA")	40.6	17.2	136%	124.9	97.1	29%
Earnings from mine operations	138.1	33.0	318%	264.0	178.5	48%
Net loss	(28.8)	(130.1)	78%	(81.3)	(77.2)	(5)%
Adjusted net earnings (loss)(1)	61.2	(13.7)	547%	10.5	(9.4)	212%
Cash provided by (used in) operating activities	145.4	(9.8)	1584%	245.6	(2.0)	12380%
Free cash flow (deficit)(1)	111.0	(25.3)	539%	160.2	(82.9)	293%
Additions to property, plant and equipment (“PP&E”)	67.9	27.9	143%	121.7	275.1	(56)%
Capital expenditures - total(1)	36.4	15.4	136%	88.3	73.2	21%
Sustaining capital expenditures(1)	34.5	15.3	125%	83.5	71.1	17%
Non-sustaining capital expenditures(1)	1.9	0.1	1800%	4.8	2.1	129%
Net loss per common share - $/share basic(2)	(0.13)	(0.59)	78%	(0.37)	(0.29)	(27)%
Adjusted net earnings (loss) per common share - $/share basic(1)(2)	0.28	(0.06)	567%	0.05	(0.04)	225%
Operating highlights
Gold produced (oz)	129,259	53,222	143%	350,317	243,867	44%
Gold sold (oz)	130,281	49,443	163%	348,399	242,193	44%
Average market gold price ($/oz)	1,974	1,728	14%	1,942	1,800	8%
Average realized gold price ($/oz )(3)	1,846	1,352	37%	1,718	1,446	19%
Copper produced (000s lbs)	19,695	16,909	16%	61,862	73,864	(16)%
Copper sold (000s lbs)	16,562	15,374	8%	60,109	73,392	(18)%
Average market copper price ($/lb)	3.70	3.63	2%	3.85	3.99	(4)%
Average realized copper price ($/lb)(3)	3.00	3.43	(13)%	3.01	2.95	2%
Molybdenum sold (000s lbs)	2,158	4,040	(47)%	11,235	13,448	(16)%
Average market molybdenum price ($/lb)	18.64	21.49	(13)%	24.19	18.73	29%
Average realized molybdenum price ($/lb)	20.35	20.86	(2)%	25.39	19.69	29%
Unit costs
Gold production costs ($/oz)(4)	595	790	(25)%	733	681	8%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	831	987	(16)%	1,013	860	18%
All-in costs on a by-product basis ($/oz)(1)(4)	973	1,572	(38)%	1,285	1,201	7%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	905	1,308	(31)%	1,069	1,112	(4)%
Copper production costs ($/lb)(4)	1.85	2.00	(8)%	2.29	1.70	35%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)(4)	2.42	2.40	1%	2.69	2.12	27%

(1)   Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)   As at December 31, 2023, the Company had 215,497,133 common shares issued and outstanding.
(3)   This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”). is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4)   All per unit costs metrics are expressed on a metal sold basis.

2024 Outlook

Centerra’s 2024 outlook and comparative actual results for 2023 are set out in the tables below.

	Units	2024 Guidance	2023 Actuals
Production
Total gold production(1)	(Koz)	370 - 410	350
Mount Milligan Mine(2)(3)(4)	(Koz)	180 - 200	154
Öksüt Mine	(Koz)	190 - 210	196
Total copper production(2)(3)(4)	(Mlb)	55 - 65	62
Unit Costs(5)
Gold production costs(1)	($/oz)	800 - 900	733
Mount Milligan Mine(2)	($/oz)	950 - 1,050	1,088
Öksüt Mine	($/oz)	650 - 750	457
All-in sustaining costs on a by-product basisNG(1)(3)(4)	($/oz)	1,075 - 1,175	1,013
Mount Milligan Mine(4)	($/oz)	1,075 - 1,175	1,156
Öksüt Mine	($/oz)	900 - 1,000	675
Capital Expenditures
Additions to PP&E(1)	($M)	108 - 140	121.7
Mount Milligan Mine	($M)	55 - 65	62.0
Öksüt Mine	($M)	40 - 50	50.5
Total Capital ExpendituresNG(1)	($M)	108 - 140	88.3
Mount Milligan Mine	($M)	55 - 65	44.0
Öksüt Mine	($M)	40 - 50	36.9
Sustaining Capital ExpendituresNG(1)	($M)	100 - 125	83.5
Mount Milligan Mine	($M)	55 - 65	44.0
Öksüt Mine	($M)	40 - 50	36.9
Non-sustaining Capital ExpendituresNG(6)	($M)	8 - 15	4.8
Depreciation, depletion and amortization(1)	($M)	140 - 165	124.9
Mount Milligan Mine	($M)	90 - 100	76.5
Öksüt Mine	($M)	45 - 55	44.1
Income tax and BC mineral tax expense(1)	($M)	47 - 57	85.7
Mount Milligan Mine	($M)	1 - 5	2.0
Öksüt Mine	($M)	46 - 52	83.7
  Consolidated Centerra figures.
  The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Streaming Agreement”) in the presented periods. Using an assumed market gold price of $1,850 per ounce and a blended copper price of $3.50 per pound for 2024, Mount Milligan Mine’s average realized gold and copper price for 2024 would be $1,355 per ounce and $2.94 per pound, respectively, compared to average realized prices of $1,431 per ounce and $3.01 per pound in 2023, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs. The blended copper price of $3.50 per pound factors in copper hedges in place as of December 31, 2023.
  In 2024, gold and copper production at the Mount Milligan Mine is projected with recoveries estimated at 64% and 78%, respectively. This compares to the 2023 recoveries of 64.0% for gold and 77.6% for copper for in 2023. Gold production at the Öksüt Mine assumes recoveries of approximately 76%.
  Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG and all-in costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
  Units noted as ($/oz) relate to gold ounces and ($/lb) relate to copper pounds.

Molybdenum Business Unit

(Expressed in millions of United States dollars)	2024 Guidance	2023 Actuals
Langeloth Facility
Loss from operationsNG(1)	(5) - (15)	(14)
Cash (used in) provided by operations before changes in working capital	(5) - 0	(8)
Changes in Working Capital	(20) - 20	(10)
Cash (Used in) Provided by Operations	(25) - 20	(18)
Sustaining Capital ExpendituresNG	(5) - (10)	(1)
Free Cash Flow (Deficit) from OperationsNG(2)	(30) - 10	(19)
Thompson Creek Mine(2)
Non-sustaining Capital ExpendituresNG	(7) - (12)	(1)
Project Evaluation Expenses(3)	(17) - (20)	(13)
Care and Maintenance Expenses	(1) - (3)	(10)
Cash Used in Operations	(25) - (35)	(24)
Endako Mine
Care and Maintenance Expenses	(5) - (7)	(5)
Reclamation Costs(4)	(15) - (18)	(21)
Cash Used in Operations	(20) - (25)	(9)
  Includes DDA of $4.3 million in the 2023 actuals and $5 to $10 million in 2024 guidance.
  Outlook range for the Thompson Creek Mine relates to the first half of 2024 only.
  Project evaluation expenses are recognized as expense in the consolidated statements of loss.
  Relates to reclamation costs included in the reclamation provision as at December 31, 2023.

Project Evaluation, Exploration, and Other Costs

The Company’s 2024 outlook for the Goldfield Project, Kemess Project, corporate administration, and other exploration projects and comparative actual results for 2023 are set out in the following table:

(Expressed in millions of United States dollars)	2024 Guidance	2023 Actuals
Project Exploration and Evaluation Costs(1)
Goldfield Project	9 - 13	15.4
Thompson Creek Mine(2)	17 - 20	13.0
Total Project Evaluation Costs	26 - 33	28.4
Brownfield Exploration(1)	17 - 22	40.7
Greenfield and Generative Exploration	18 - 23	10.0
Total Exploration Costs	35 - 45	50.7
Total Exploration and Project Evaluation Costs	61 - 78	79.1
Other Costs
Kemess Project(3)	24 - 30	11.1
Corporate Administration Costs	37 - 42	44.9
Stock-based Compensation	8 - 10	9.2
Other Corporate Administration Costs	29 - 32	35.7
  The exploration and project evaluation costs include both expensed exploration and project evaluation costs as well as capitalized exploration costs and exclude business development expenses. Approximately $1.3 million of these capitalized exploration costs are also included in the projected 2024 sustaining capital expendituresNG at the Mount Milligan Mine, compared to $1.2 million of capitalized exploration costs at the Mount Milligan Mine incurred in 2023. In addition, approximately $0.8 million of capitalized project evaluation costs at the Goldfield project are also included in 2024 non-sustaining capital expendituresNG compared to $3.7 million of such costs in 2023.
  Outlook range for the Thompson Creek Mine relates to the first half of 2024 only.
  Relates to reclamation costs included in the reclamation provision as at December 31, 2023.

Mount Milligan

Mount Milligan produced 40,503 ounces of gold and 19.7 million pounds of copper in the fourth quarter of 2023. In the full year 2023, Mount Milligan produced 154,391 ounces of gold and 61.9 million pounds of copper, achieving production guidance for the year of 150,000 to 160,000 ounces of gold and 60 to 70 million pounds of copper. During the fourth quarter of 2023, mining activities were carried out in phases 5, 6, 7, and 9 of the open pit. A total of 12.4 million tonnes were mined in the fourth quarter of 2023. Process plant throughput for the fourth quarter of 2023 was 5.8 million tonnes and averaged 60,927 tonnes per day. In the full year 2023, Mount Milligan achieved the highest mill throughput since the start of operations in August 2013.

Mount Milligan’s 2024 gold production guidance is 180,000 to 200,000 ounces, which, at the midpoint, is 23% higher than last year’s production. This is mainly due to mine sequencing and higher gold grades. 2024 copper production is expected to be 55 to 65 million pounds. Both gold and copper production are expected to be evenly weighted throughout the year, however, gold and copper sales in the second half of 2024 are expected to contribute approximately 55% of the annual sales.

Gold production costs in the fourth quarter 2023 were $946 per ounce. Full year 2023 gold production costs were $1,088 per ounce, in line with the previously disclosed guidance range of $1,050 to $1,100 per ounce. Fourth quarter 2023 AISC on a by-product basisNG was $946 per ounce, and full year 2023 AISC on a by-product basisNG was $1,156 per ounce, beating the previously disclosed guidance range of $1,175 to $1,225 per ounce.

At Mount Milligan, full year 2024 gold production costs are expected to be $950 to $1,050 per ounce. Full year 2024 AISC on a by-product basisNG guidance at Mount Milligan is expected to be $1,075 to $1,175 per ounce. In the fourth quarter of 2023, Centerra embarked on a site-wide optimization program at Mount Milligan, focused on a holistic assessment of occupational health and safety, as well as improvements in mine and plant operations. This program is focused on all aspects of the operation to maximize the potential of the orebody, setting up Mount Milligan for long-term success to 2035 and beyond. Some examples of initiatives include:

  Occupational health and safety: improvements through a complete engagement of the operating team, with a focus on improving employee retention and reduced turnover.
  Mine: improvements of the load/haul cycle, productivity, enhanced mine maintenance practices and refinement of the geometallurgical model; working towards seamless integration of mine and plant operations.
  Plant: continuous improvement in the overall operability of the plant, flotation circuit, consumables, materials handling systems, and blending consistency of feed to the plant. The Company expects these actions to enhance plant throughput and recovery.

The Company is encouraged by the preliminary cash flow improvement estimates from the first phases of work on the program. Estimates of the potential cost savings from the asset optimization review are still being developed and are not included in Mount Milligan’s 2024 cost guidance ranges.

On February 14, 2024, Centerra announced that the Company and its subsidiaries have entered into an additional agreement with Royal Gold relating to Mount Milligan, which has resulted in a life of mine extension to 2035 and established favourable parameters for potential future mine life extensions. Centerra will be initiating a Preliminary Economic Assessment (“PEA”) to include significant drilling completed to the west of the pit not currently included in the existing resource, plus inclusion of existing resources, most of which are classified in the measured and indicated categories. The PEA will also evaluate several capital projects to support further expansion of Mount Milligan’s life, including options for a new tailings storage facility and potential process plant upgrades. The Company will also be starting the associated work on permitting and engagement with its First Nations partners and local stakeholders. The PEA is expected to be completed in the first half of 2025.

Öksüt

Öksüt produced 88,756 ounces of gold in the fourth quarter of 2023, and 195,926 ounces in the full year 2023, which is just above the midpoint of the guidance range of 190,000 to 210,000 ounces. During the quarter, mining activities were focused on phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. In the fourth quarter 2023, a total of 3.5 million tonnes were mined and 1.2 million tonnes were stacked at an average grade of 1.95 g/t.

Full year 2024 production guidance at Öksüt is 190,000 to 210,000 ounces of gold, which is unchanged from the previously disclosed life of mine plan published on September 18, 2023. Gold production is expected to be elevated in the first half of 2024, as the elevated leach pad inventories and stockpiles are processed through the adsorption, desorption, and recovery (“ADR”) plant. The Company estimates approximately 60% of the annual production is weighted to the first half of the year.

Gold production costs and AISC on a by-product basisNG for the fourth quarter 2023 at Öksüt were $474 per ounce and $671 per ounce, respectively. Gold production costs and AISC on a by-product basisNG for the full year 2023 were $457 per ounce and $675 per ounce, respectively, in line with the previously disclosed guidance ranges of $425 to $475 per ounce and $625 to $675 per ounce, respectively. These low costs per ounce were primarily related to processing the gold-in-carbon and heap leach inventory that was accumulated at Öksüt in 2022 and first half of 2023 and had relatively low weighted average costs per ounce.

Öksüt’s full year 2024 gold production costs guidance is expected to be $650 to $750 per ounce. Full year 2024 AISC on a by-product basisNG guidance at Öksüt is expected to be $900 to $1,000 per ounce. Costs in 2024 are expected to be higher than last year due to increased mining and hauling costs, and higher weighted average cost per ounce in the remaining inventory.

The Turkish corporate income tax rate applicable to Öksüt is 25%. In 2024, Öksüt’s current income tax paid is expected to be between $85 to $95 million, which includes withholding tax related to repatriation of earnings. As a result of the expected timing of tax and annual royalty payments, free cash flow at Öksüt in the second quarter of 2024 is expected to be impacted by tax and royalty payments.

Molybdenum Business Unit

In the fourth quarter 2023, the Molybdenum Business Unit sold 2.2 million pounds of molybdenum, generating revenue of $47.4 million with an average realized price of $20.35 per pound. In the full year 2023, the Molybdenum Business Unit sold 11.2 million pounds of molybdenum, generating revenue of $306.7 million with an average realized price of $25.39 per pound.

During the fourth quarter 2023, Thompson Creek Mine commenced some early works in the main open pit area that are expected to continue through 2024. The cost of these activities are expected to be expensed until mid-2024, following the completion of a feasibility study.

In the first quarter of 2023, the Langeloth Facility required a $67 million investment in working capital to finance its business due to a rapid increase in molybdenum prices. Approximately $57 million of the investment in working capital has been released over the remainder of 2023.

Fourth Quarter and Full Year 2023 Operating and Financial Results and Conference Call

Centerra invites you to join its 2023 fourth quarter conference call on Friday, February 23, 2024, at 9:00am Eastern Time. Details for the conference call and webcast are included below.

Webcast

  Participants can access the webcast at the following link:
  https://services.choruscall.ca/links/centerragold2023q4.html
  An archive of the webcast will be available until the end of day on May 23, 2024.

Conference Call

  Participants can register for the conference call at the following registration link. Upon registering, you will receive the dial-in details and a unique PIN to access the call. This process will bypass the live operator and avoid the queue. Registration will remain open until the end of the live conference call.
  Participants who prefer to dial in and speak with a live operator can access the call by dialing 1-800-319-4610 or 604-638-5340. It is recommended that you call 10 minutes before the scheduled start time.
  After the call, an audio recording will be made available via telephone for one month, until the end of day March 23, 2024. The recording can be accessed by dialing 412-317-0088 or 1-855-669-9658 and using the passcode 0641. In addition, the webcast will be archived on Centerra’s website at: www.centerragold.com/investor/events-presentations.
  Presentation slides will be available on Centerra’s website at www.centerragold.com.

For detailed information on the results contained within this release, please refer to the Company’s Management’s Discussion and Analysis ("MD&A") and financial statements for the quarter ended December 31, 2023 that are available on the Company’s website www.centerragold.com or SEDAR+ at www.sedarplus.ca.

About Centerra

Centerra Gold Inc. is a Canadian-based mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Türkiye. The Company also owns the Goldfield Project in Nevada, United States, the Kemess Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States and Canada. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

For more information:

Lisa Wilkinson
Vice President, Investor Relations & Corporate Communications
(416) 204-3780
lisa.wilkinson@centerragold.com

Lana Pisarenko
Senior Manager, Investor Relations
lana.pisarenko@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

Caution Regarding Forward-Looking Information:

This document contains or incorporates by reference “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking statements. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “believe”, “continue”, “expect”, “evaluate”, “finalizing”, “forecast”, “goal”, “ongoing”, “plan”, “potential”, “preliminary”, “project”, “restart”, “target” or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2024 guidance, outlook and expectations, including production, cash flow, costs including care and maintenance and reclamation costs, capital expenditures, depreciation, depletion and amortization, taxes and cash flows; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold and copper prices; a Preliminary Economic Assessment at Mount Milligan Mine and any related evaluation of resources or a life of mine beyond 2035; a feasibility study regarding a potential restart of the Thompson Creek Mine; an initial resource estimate at the Goldfield Project including the success of exploration programs or metallurgical testwork; the Company’s strategic plan; increased gold production at Mount Milligan and the success of any metallurgical reviews including the blending of elevated pyrite bearing high-grade gold, low-grade copper ore and any recoveries thereof; the optimization program at Mount Milligan including any improvements to occupational health and safety, the mine and the plant and any potential costs savings resulting from the same; the expected gold production at Öksüt Mine in 2024; the new multi-year contract with the existing mining and hauling services provider at Öksüt Mine; royalty rates and taxes, including withholding taxes related to repatriation of earnings from Türkiye; project development costs at Thompson Creek Mine and the Goldfield Project; the decommissioning of the Kemess South TSF sedimentation pond and associated works; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws in the jurisdictions where the Company operates and (C) unanticipated ground and water conditions; risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, COVID-19, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

Additional risk factors and details with respect to risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this document are set out in the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-GAAP and Other Financial Measures

This document contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this document do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this document:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the condensed consolidated statements of (loss) earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the fourth quarter ended December 31, 2023, 423 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all-in sustaining costs on a by-product basis, exploration and study costs, non-sustaining capital expenditures, care and maintenance and other costs. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Adjusted net earnings (loss) is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the condensed consolidated statements of (loss) earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net (loss) earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Free cash flow (deficit) from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self-funding of each of its operating mines and facilities.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	77.5	39.0	31.4	39.0	46.1	—
Production costs attributable to copper	30.7	30.8	30.7	30.8	—	—
Total production costs excluding Molybdenum BU segment, as reported	108.2	69.8	62.1	69.8	46.1	—
Adjust for:
Third party smelting, refining and transport costs	3.1	3.5	2.7	3.5	0.4	—
By-product and co-product credits	(52.0)	(54.3)	(51.9)	(54.3)	(0.1)	—
Adjusted production costs	59.3	19.0	12.9	19.0	46.4	—
Corporate general administrative and other costs	11.6	12.1	0.1	0.4	—	—
Reclamation and remediation - accretion (operating sites)	2.6	1.7	0.6	0.5	2.0	1.2
Sustaining capital expenditures	33.1	14.5	16.3	9.9	16.5	4.6
Sustaining leases	1.6	1.5	1.4	1.3	0.2	0.2
All-in sustaining costs on a by-product basis	108.2	48.8	31.3	31.1	65.2	6.0
Exploration and evaluation costs	10.8	23.0	2.3	2.0	0.8	1.4
Non-sustaining capital expenditures(1)	1.9	0.1	—	0.1	—	—
Care and maintenance and other costs	5.8	5.8	—	—	—	1.3
All-in costs on a by-product basis	126.8	77.7	33.6	33.2	66.0	8.7
Ounces sold (000s)	130.3	49.4	33.1	49.4	97.2	—
Pounds sold (millions)	16.6	15.4	16.6	15.4	—	—
Gold production costs ($/oz)	595	790	946	790	474	n/a
All-in sustaining costs on a by-product basis ($/oz)	831	987	946	629	671	n/a
All-in costs on a by-product basis ($/oz)	973	1,572	1,016	672	679	n/a
Gold - All-in sustaining costs on a co-product basis ($/oz)	905	1,308	1,237	950	671	n/a
Copper production costs ($/pound)	1.85	2.00	1.86	2.00	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.42	2.40	2.42	2.40	n/a	n/a

(1)   Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt
(Unaudited - $millions, unless otherwise specified)	2023	2022	2023	2022	2023	2022
Production costs attributable to gold	255.5	164.9	165.9	143.8	89.6	21.1
Production costs attributable to copper	137.5	125.1	137.5	125.1	—	—
Total production costs excluding Molybdenum BU segment, as reported	393.0	290.0	303.4	268.9	89.6	21.1
Adjust for:
Third party smelting, refining and transport costs	10.9	12.1	10.1	11.9	0.8	0.2
By-product and co-product credits	(189.4)	(223.8)	(189.0)	(223.8)	(0.4)	—
Adjusted production costs	214.5	78.3	124.5	57.0	90.0	21.3
Corporate general administrative and other costs	44.4	47.8	0.2	1.1	—	—
Reclamation and remediation - accretion (operating sites)	7.0	7.2	2.4	1.8	4.6	5.4
Sustaining capital expenditures	81.2	69.1	44.0	53.1	36.9	16.0
Sustaining lease payments	5.9	5.8	5.1	5.1	0.8	0.6
All-in sustaining costs on a by-product basis	353.0	208.2	176.2	118.1	132.3	43.3
Exploration and study costs	61.2	65.7	6.5	12.2	2.1	3.8
Non-sustaining capital expenditures	4.8	2.1	—	1.6	—	—
Care and maintenance and other costs	28.6	14.8	—	—	14.2	1.7
All-in costs on a by-product basis	447.6	290.8	182.7	131.9	148.6	48.8
Ounces sold (000s)	348.4	242.2	152.5	187.5	195.9	54.7
Pounds sold (millions)	60.1	73.4	60.1	73.4	—	—
Gold production costs ($/oz)	733	681	1,088	767	457	386
All-in sustaining costs on a by-product basis ($/oz)	1,013	860	1,156	630	675	791
All-in costs on a by-product basis ($/oz)	1,285	1,201	1,199	704	758	891
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,069	1,112	1,283	956	675	791
Copper production costs ($/pound)	2.29	1.70	2.29	1.70	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.69	2.12	2.69	2.12	n/a	n/a

Adjusted net earnings (loss) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,
($millions, except as noted)	2023	2022	2023	2022
Net loss	$(28.8)	$(130.1)	$(81.3)	$(77.2)
Adjust for items not associated with ongoing operations:
Reclamation expense (recovery) at the Molybdenum BU sites and the Kemess Project	50.0	(3.4)	34.2	(94.2)
Impairment loss, net of tax	34.1	138.2	34.1	138.2
Other non-operating losses at the Mount Milligan Mine	2.0	—	2.0	—
Unrealized foreign exchange loss(1)	2.5	—	0.2	—
Unrealized loss on non-hedge derivatives	1.6	—	1.6	—
Income and mining tax adjustments(2)	(0.2)	(14.0)	19.7	13.2
Gain on derecognition of the employee health plan benefit provision at the Langeloth Facility	—	(4.4)	—	(4.4)
Kumtor Mine legal costs and other related costs	—	—	—	15.0
Adjusted net earnings (loss)	$61.2	$(13.7)	$10.5	$(9.4)

Net loss per share - basic	$(0.13)	$(0.59)	$(0.37)	$(0.29)
Net loss per share - diluted	$(0.13)	$(0.59)	$(0.38)	$(0.31)
Adjusted net earnings (loss) per share - basic	$0.28	$(0.06)	$0.05	$(0.04)
Adjusted net earnings (loss) per share - diluted	$0.28	$(0.06)	$0.05	$(0.04)

(1)   Effect of the foreign exchange movement on the reclamation provision at the Endako Mine and Kemess Project.
(2)  Income tax adjustments reflect the impact of a one-time income tax levied by the Turkish government, impact of foreign currency translation on deferred income taxes at the Öksüt Mine and the Mount Milligan Mine, an election made under local legislation to account for inflation and increase the tax value of Öksüt Mine’s assets and a withholding tax expense on the expected repatriation of Öksüt Mine’s earnings.

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash provided by (used in) operating activities	$145.4	$(9.8)	$29.1	$26.5	$144.3	$(11.9)	$(7.7)	$8.6	$(20.3)	$(33.0)
Deduct:
Property, plant & equipment additions	(34.4)	(15.5)	(15.0)	(10.9)	(16.4)	(4.6)	(1.4)	—	(1.6)	—
Free cash flow (deficit)	$111.0	$(25.3)	$14.1	$15.6	$127.9	$(16.5)	$(9.1)	$8.6	$(21.9)	$(33.0)

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Cash provided by (used in) operating activities	$245.6	$(2.0)	$113.9	$161.6	$275.1	$(17.5)	$(44.4)	$(9.3)	$(99.0)	$(136.8)
Deduct:
Property, plant & equipment additions	(85.4)	(80.9)	(41.2)	(61.2)	(36.9)	(16.0)	(1.9)	(1.1)	(5.4)	(2.6)
Free cash flow (deficit)	$160.2	$(82.9)	$72.7	$100.4	$238.2	$(33.5)	$(46.3)	$(10.4)	$(104.4)	$(139.4)

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$67.9	$27.9	$36.6	$14.6	$27.1	$5.1	$1.4	$0.8	$2.8	$7.4
Adjust for:
Costs capitalized to the ARO assets	(17.6)	(11.7)	(6.8)	(4.4)	(10.4)	—	—	—	(0.4)	(7.3)
Costs capitalized to the ROU assets	(13.8)	(0.2)	(13.6)	—	(0.2)	(0.2)	—	—	—	—
Other(1)	(0.1)	(0.6)	0.2	(0.2)	(0.1)	(0.3)	—	—	(0.2)	(0.1)
Capital expenditures	$36.4	$15.4	$16.4	$10.0	$16.4	$4.6	$1.4	$0.8	$2.2	$—
Sustaining capital expenditures	34.5	15.3	16.4	9.9	16.4	4.6	1.4	0.8	0.3	—
Non-sustaining capital expenditures	1.9	0.1	—	0.1	—	—	—	—	1.9	—

(1)   Includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Additions to PP&E(1)	$121.7	$275.1	$62.0	$49.2	$50.5	$14.2	$2.0	$1.8	$7.2	$209.9
Adjust for:
Costs capitalized to the ARO assets	(16.6)	6.4	(4.3)	5.5	(11.9)	1.9	—	—	(0.4)	(1.0)
Costs capitalized to the ROU assets	(16.5)	(0.4)	(13.7)	—	(1.4)	(0.4)	—	—	(1.4)	—
Costs relating to the acquisition of Goldfield Project	—	(208.2)	—	—	—	—	—	—	—	(208.2)
Other(1)	(0.3)	0.3	—	—	(0.3)	0.3	—	0.1	—	(0.1)
Capital expenditures	$88.3	$73.2	$44.0	$54.7	$36.9	$16.0	$2.0	$1.9	$5.4	$0.6
Sustaining capital expenditures	83.5	71.1	44.0	53.1	36.9	16.0	2.0	1.9	0.6	0.1
Non-sustaining capital expenditures	4.8	2.1	—	1.6	—	—	—	—	4.8	0.5

(1)   Includes reclassification of insurance and capital spares from supplies inventory to PP&E.